ทะเบียนเลขที่ บมจ. 53
File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

Finance Dept.
Tel. 66 (0) 2537-4611

No. PTTEP 910/145/2004

04035411

Date: July 7, 2004

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):

- ☐ Annual Report of ______________________
- ☐ Financial Statement ______________________
- ☐ News Release on ______________________
- ☐ Copy of the letter to the Stock Exchange of Thailand dated______

- ☑ Others Certificate and Resume of Audit Committee Member

(Attachment to Letter PTTEP 1.910/ L. 202 /2004)

dlw 7/12

Yours sincerely,

P. Rojanasomsith

Pattrapa Rojanasomsith
Officer, Investor Relations

File No. 82-3827

RECEIVED
2004 JUL 12 A 9:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

F24-2

Certificate and Resume of Audit Committee Member

PTT Exploration and Production Public Company Limited

Whereas I, Mr. Nopadon Mantajit, have been appointed by the Company's board of director/shareholders at its meeting No. 6/2547/223, held on 29 June 2004, as :

☑ Chairman of the Audit Committee

☐ Member of the Audit Committee

I hereby certify that :

1. I meet all the qualifications and have no prohibited characteristic under the Notification of the Stock Exchange of Thailand Re : Qualifications and Scope of Performance of the Audit Committee ;
2. I fully understand the scope of duties and responsibilities in performing duties as an Audit Committee's member appointed and stipulated by the board of directors of PTT Exploration and Production Public Company Limited ;
3. I fully understand the requirements for the Code of Best Practices for the Directors of Listed Companies and the Good Practices Guidelines for Audit Committee issued by the Stock Exchange of Thailand.

I hereby describe my background and information as follows :

1. Name Mr. Nopadon Surname Mantajit Nationality Thai
   Date of birth 4 December 1944 Age 60
2. Address 512 Arunamarin Bangkoknoi Bangkok
3. Present occupation/place of work
   - Director-General, Department of Mineral Fuels, Ministry of Energy
4. Education
   - Ms (Geology), Manchester University, United Kingdom
5. Work experience
   - Director-General, Department of Mineral Resources

6. Marital status

Name of spouse Mrs. Yukol Mantajit holding ...-... shares, representing -.. % of registered capital.

Name of children 1. Miss Jittima Mantajit, aged 26, holding ...-... shares, Representing ...-...% of registered capital.

2. Miss Natinee Mantajit, aged 25, holding ...-... shares, Representing -.. % of registered capital.

7. I

☑ have no ☐ have

direct and interest in the Company, its subsidiary, affiliate and another company which is a party to a contract made with the Company (in case of direct or indirect interest, please clearly specify the nature of the activity and of the interest including the amount thereof.)

8. I

☑ am not ☐ am

a shareholder or a director of a subsidiary, affiliate or a company related to the listed company of which I am a member of the Audit Committee (in case of shareholding, please specify the name of the company, number of shares held percentage of registered capital and status of such company whether it is a subsidiary, affiliate, or related company ; or in case of acting as a director in common, please specify the name of the company and status of such company whether it is a subsidiary, affiliate or related company.)

Signed...Member of the Audit Committee

( )

Signed N. Mantajit Chairman of the Audit Committee

(Mr. Nopadon Mantajit)